Mail Stop 6010

May 3, 2006

<u>Via U.S. Mail and Facsimile to (702) 567-1893</u>

Steve M. Hanni
Chief Financial Officer
Emergency Filtration Products, Inc.
175 Cassia Way, Suite A115
Henderson, NV 89014

      Re: **Emergency Filtration Products, Inc.**
                Form 10-KSB for the Fiscal Year Ended December 31, 2005
                Filed March 22, 2006
                File No. 000-27421

Dear Mr. Hanni:

      We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Year Ended December 31, 2005

Note 1 Nature of Business and Summary of Significant Accounting Policies

Revenue Recognition

1.   We note that your products are sold through distribution agreements with customers. Please tell us and revise future filings to describe the significant terms of your agreements with distributors, including payment, return, exchanges, and other significant matters. Please explain and support when you recognize revenue to distributors. Refer to SAB 104 and SFAS 48 as necessary in your response.

Note 2 Patents and Acquired Technology

2.   We see that you have acquired rights to certain intellectual property, including title to various patents, in separate agreements with your President and also see intangible assets were recorded in connection therewith and valued at the fair market value of the consideration paid to your President through the payment of cash and the issuance of shares. Please tell us how you considered the guidance in SAB Topic 5G when accounting for this transaction. We may have further comment based on your response. Also, consider the need to address our concerns when preparing these disclosures in future filings.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

   ·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;
   ·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or me at (202) 551-3603 if you have questions regarding these comments on the financial statements and related matters. In this regard, do not hesitate to contact Angela Crane, Branch Chief, at (202) 551-3554.

Sincerely,

Jay Webb
Reviewing Accountant